EXHIBIT 4.18

                    THE SYMBOL “***” DENOTES PLACES WHERE PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

AGREEMENT

BETWEEN

BLUE SQUARE-ISRAEL LTD.

AND

HID
INTERNATIONAL DISTRIBUTION FRANCE

AGREEMENT
Signed and entered on the 31 day of January 2001

- Between -

Blue Square - Israel Ltd .
Of 2 Ha’amal St., Rosh Ha’ayin
Israel
(Hereinafter : “the Company”)

- And -

HID
International Distribution France
Of 15 Rue Du Louvre-73001, Paris
France .

(Hereinafter: “HID”)

Whereas	the Company is a leading retail chain in the State of Israel, which operates approximately 170 supermarkets; and

Whereas	“Leader Price” is one of the world’s leading private label brand and is a registered Trademark in the State of Israel, owned by Geimex SA, French Company, (hereinafter: “Trademark”); and

Whereas	Geimex SA, directly and indirectly, produces and markets all kinds of products under the Trademark name (hereinafter: “LP Products”); and

Whereas	HID is a company registered in France with worldwide activities and knowledge in the “private label” business for the supermarket industry; and

Whereas	HID has gained its reputation by being, for many years, a specialist in the development of private labels to the Supermarket industry; and

Whereas	Geimex SA has granted HID the exclusive license for the use of the Trademark and distribution of the LP Products in the State of Israel; and

Whereas	The Company wishes and HID agrees that the Company shall have the sole exclusive rights to distribute the LP Products and other products containing the Trademark in the Territory.

NOW THEREFORE, the parties warrant and agree as follows:

1. Preamble, Appendices and Headings

The preamble and appendices shall form an integral part of this agreement (hereinafter referred to as the “Agreement”). The headings in the Agreement are inserted for convenience purposes only and shall not be used in any manner in the interpretation of the Agreement.

2. Definitions

For the purpose of this Agreement, unless and insofar as the context otherwise specifically requires, the following terms shall have meaning as follows:

“The Trademark” – Leader Price.

“The Company’s Trademark” – Select.

“The Territory” – The State of Israel and the Palestinian territories.

“The Products” – as decided between the parties to this Agreement in the Committee from time to time.

“The LP Products” – all the products which Geimex SA, directly and indirectly, produces and markets under the Trademark name.

“The Indirect LP Products” Any product that the Company wishes to import directly or indirectly and is not connected to HID’s manufacturers and/or supplier as well as products to be purchased by the Company by HID’s manufacturers and/or suppliers which are currently or have already worked with the Company prior to the date of this Agreement.

“The Committee” – as defined in section 8 below.

“Business Days” Sunday to Thursday. Not including Friday, Saturday and holidays.

3. HID’s Undertakings and Declarations

HID undertakes and declares as follows:

3.1	HID is private French Company with a worldwide reputation, experience and knowledge in the Private Label sector for the supermarkets industry. HID has knowledge in the areas of worldwide sourcing, outsourcing, licensing, homologation, kashrut certification, product certification, marketing, labeling, merchandising, training and logistics.

3.2	“Leader Price” is a registered Trademark in the state of Israel, owned by Geimex SA and licensed solely to HID. Geimex SA is aware and acknowledges the terms and conditions of this Agreement and authorizes HID to sublicense its rights under the Trademark to the Company as stated in the letter attached hereto as Appendix 3.2.

3.3	HID holds and shall continue to maintain, during the whole Term (as hereinafter defined) of this Agreement, the exclusive license for the use of the Trademark in the Territory as specified in Appendix 3.3 to this Agreement.

3.4	HID warrants and represents to the Company that it possesses, inter alia, all means, ability and resources, necessary to perform all of its obligations required under this Agreement.

3.5	HID holds and shall continue to maintain, during the entire Term of this Agreement, all licenses, permits and authorizations, as required by any formal authority, for the fulfillment of all its obligations under this Agreement.

3.6	All LP Products supplied by HID shall meet all relevant requirements of the Israeli authorities that will be needed from time to time, inter alia, Israeli Standards Institute and the Israeli Ministry of Health.

3.7	All LP Products supplied by HID must be “Kosher” according to the Israeli Law. Without derogating from the abovesaid, the LP Products should be approved by the Rabbinical Authority agreed upon by both parties, at HID’s expense.

4.        Company’s Undertakings and Declarations

The Company undertakes and declares as follows :

4.1	The Company is a leading retail chain in the State of Israel, which operates approximately 170 supermarkets.

4.2	The Company wishes to purchase LP Products from HID, to be sold and/or distributed by the Company, as part of its exclusive private label line using the Trademark .

4.3	The Company wishes to use the Trademark with its own brand of products currently labeled under the Company’s Trademark.

4.4	The Company’s target approximated forecast for the end of the year 2001 is to achieve six percent (6%) of its overall revenues target for the end of year 2001 representing an approximated forecast of $1.4 billion with the LP Products (including the Indirect LP Products).

4.5	The Company’s approximated forecast target for the end of the ear 2002 is to achieve ten percent (10%) of its overall revenues targeted for the end of year 2002 representing an approximated forecast of $1.5 billion, with the LP Products (including the Indirect LP Products).

4.6	The Company’s target for the next years will be based on a regular progress of the percent of the LP Products from the overall revenues of the Company.

4.7	The Company undertakes not to import, manufacture or produce any other private label products other than the LP Products for the duration of this Agreement, except for the Company’s trademark which shall cease to be used by the Company six (6) months from the date of signing this Agreement.

4.8	The Company shall do its best efforts to keep the reputation and image of the Trademark of the LP Products.

5.     Supplying of the Products

5.1	Subject to conditions of Section 5.9, HID will be the supplier to the Company of the LP Products and the Company and/or its subsidiaries and/or its affiliates shall be the exclusive and sole distributor of the LP Products in the Territory.

5.2	The Company shall order the LP Products from HID and HID shall supply and deliver the said LP Products on a CIF basis at Ashdod or Haifa port. All prices of LP Products manufactured and/or produced in Europe shall be paid by the Company in Euro and all LP Products manufactured and/or produced elsewhere shall be paid in US dollars.

5.3	HID shall make available an ample variety of LP Products that are marked Kosher in an amount of not less than 1,000 LP Products.

5.4	The purchase price of the LP Products sold to the Company by HID shall not be priced higher than the purchase price of the said LP Products sold to other European retailers (i.e. Casino). For this purpose, HID shall disclose to the Company, the catalogue/list of HID’s purchase price of the LP products, if required by the Company.

5.5	The Company shall pay for the LP Products purchased, on an open account basis, within 60 days from the date of the respective bill of lading. The bill of lading shall be made to the order of the Company as the consignee and be sent together with a full set of relevant documents corresponding to the respective shipment immediately after dispatch of the said shipment.

5.6	The Company shall open to HID, an irrevocable letter of credit in the amount of * * * which shall serve for guarantee purposes only and which may be only be used in the event of default of payment by the Company of its invoices for the LP Products delivered.

5.7	All LP Products shall be supplied within and no longer than 60 days after production (not including seasonal LP Products (i.e. mushrooms) or commodities (i.e. oil, rice, sugar etc.), bearing the latest date of expiry possible, which shall not be less than 10(ten) months from the date of production and according to other requirements determined by the Committee as more specifically stated in Section 10. (not including fresh produce (i.e. dairy produce)

5.8	HID will set and prepare at its expense, with the coordination of the Company, all packaging and labeling designs, specifications and technical data and shall be responsible for the legal labeling requirements .

5.9	The Company shall have the right to use the Trademark in the Company’s Consumer/Loyalty Club, weekly brochures, credit/debit card, and all kind of announcements made to the NYSE or the Tel Aviv Stock Exchange without the prior approval of HID. The right to use the Trademark in publicity and advertisement purposes (i.e. TV, radio, and magazines) shall require the approval of HID which shall be granted to the Company within three (3) days from its request. In addition, the Company expresses its wish to use the Trademark as an official name for a new chain of stores. In such case HID will propose a separate franchise agreement according to the approval and regulation of Geimex SA.

5.10	* * *

5.11	* * *

5.12	Nothing in the manufacturing, production and/or distribution of the LP Products and/or selling them to the Company infringes upon, interferes with or violates the property and/or intellectual property and/or contractual rights of any third party whatsoever. HID shall indemnify and hold the Company harmless from all claims and losses based on any of the above-mentioned grounds .

5.13	It is expressly stated that the LP Products not fully meeting, inter alia, the Israeli Standards Institute’s requirements and/or the Israeli health authority or otherwise being disqualified by any authorities, shall be destroyed, if not otherwise agreed, at HID’s expense and shall not be paid for by the Company.

5.14	Claims concerning the quantity of the LP Products delivered shall be communicated immediately to HID’s representative, which shall include the copy of the bill of lading with the description of anomalies, stated during download, (i.e. broken or absent seal on the door etc.). The claims shall be submitted within a reasonable period of time after the day of discovery of the discrepancies in quantities but not later than 30 (thirty) days after the arrival of the LP Products to the ports of Ashdod or Haifa respectively

5.15	Claims concerning the quality of the LP Products delivered shall be accompanied by as many details as possible, such as description of failure, number of lot, place in which the LP Products are stored or a sample that proves the defect in the said LP Product. The claims shall be submitted within a reasonable period of time after the day of the discovery in default in the quality of the LP Products delivered but not later than 90 (ninety)days after the arrival of the LP Products to the Ports of Ashdod or Haifa respectively

5.16	Notwithstanding the aforesaid in Sections 5.14 and 5.15, it is understood herewith that each claim, even if submitted after a reasonable period of time, or after 90 days from the arrival of the LP Products to the ports of Haifa or Ashdod shall be studied and discussed by the parties upon the receipt of documentation and samples in order to take the best decision and avoid losses for all parties involved.

5.17	For the avoidance of doubt, it is hereby expressly clarified that the Company will be entitled to import, directly or indirectly, any product other than the LP Products as well as products to be purchased by the Company by HID’s manufacturers and/or suppliers which are currently or have already worked with the Company prior to the signing of this Agreement.

6.	The Services

6.1	HID will provide the LP Products in CIF (incoterms) to Ashdod or Haifa ports, according to the Company’s preference. Prices will include, inter alia, shipping freight cost to the port of destination, transportation to the Port of origin, labeling (including Hebrew texts), kashruth certification (according to the Israeli Law) marking the LP Products with Bar Codes that the Company will provide them with and all other services that will be required in order to fulfill HID’s obligations under the provisions of this Agreement. Each shipment must be accompanied by a proper full set of documents necessary for the release of the goods from the port.

6.2	In addition to the obligations detailed in this Agreement, HID shall supply the Company with consulting services in the following areas:
-Logistic and reorganization of the Logistic Center of the Company;
-Marketing;
-Merchandising;
-Training.
(Hereinafter: the “Additional Services”)

Prices for the Additional Services will be discussed between the parties.

6.3	The Company shall have an option to acquire from HID all the needed services required to the release of the LP Products from the customs in Israel and transport them from the ports of Ashdod or Haifa to the Logistic Centers of the Company, and HID agrees to supply such services (directly or indirectly) if required by the Company, (hereinafter: the “Release Services”).

The Release Services will include, inter alia, transportation from the port to the Logistic Centers, product certification, Israeli Ministry of Health certification, custom agent services and all other services required to release and transport the LP Products from the ports to the Logistic Centers of the Company. The Prices for the Release Services will be discussed between the parties in the future.

7.   Annual Bonus

7.1	It is hereby agreed upon that HID shall pay the Company an annual bonus, on condition that the annual sales shall exceed a certain minimum and according to the rates, as are set forth herein:

7.1.1 * * *

7.1.2 * * *

7.1.3 * * *

7.1.4 * * *

7.1.5 * * *

7.1.6 * * *

7.2	After the year 2002, the parties shall revise and set the minimum purchase requirements for bonus purposes and the rates of the annual bonus for following years.

7.3

The annual bonus shall be paid to the Company within 60 days from the end of each year, by way of a bank transfer or by way of set off against any consideration due to HID, at the Company’s discretion.

8.   Term of the Agreement

8.1	This Agreement shall commence on the date of signing this Agreement and shall remain in effect for a period of seven (7) years, (hereinafter: the “Initial Period”) subject to the following conditions precedent:

8.1.1	The Board of Directors of HID shall approve the entering into and signing of this Agreement within thirty (30) days of signing of the Agreement; and
8.1.2	The Board of Directors of the Company shall approve the entering into and signing of this Agreement within thirty (30) days of signing of the Agreement; and
8.1.3	Receipt of a letter from Geimex SA addressed to the Company confirming that HID has the right to enter into this Agreement as well as the right of the Company to use the Trademark and distribute the LP Products in Israel.
8.1.4	Receipt of a letter from Leader Price international confirming that HID has the right to enter into this Agreement with the Company.

8.2	The Initial Period shall automatically be renewed for an additional period of nine (9) years unless any party notifies in writing the other party of its intention not to renew the Agreement for reasonable cause within one year prior to the expiry of the Initial Term, (hereinafter: the “Additional Term”) provided that HID retains its rights to the Trademark for the said Additional Period.

8.3	Both the Initial Term and the Additional Term shall be hereinafter referred to as the “Term”.

9. Termination of Agreement

9.1

This Agreement shall terminate at the expiry of the Term of this Agreement. Notwithstanding the aforesaid, the Agreement may be terminated prior to the expiry of the Term of the Agreement for the following reasons, provided however that the party in breach has been granted 30 days notice to remedy such breach:

	9.1.1	Any of the parties shall have breached its respective exclusivity obligations without the other party’s prior written consent.

	9.1.2	Use of the Trademark by the Company on products that are not considered LP Products without the prior written consent of HID.

	9.1.3	Non payment by the Company of the invoices for the purchased LP Products.

	9.1.4	Non timely delivery by HID to the Company of the ordered LP Products.

9.2	Notwithstanding subsection 9.1 above, either Party shall have an absolute right to terminate this agreement if:

	9.2.1	A liquidator and/or receiver is appointed to the other party’s assets which appointment is not vacant within 30 (thirty) days of the date of such appointment; or

	9.2.2	The Party otherwise materially breaches the provisions of this agreement, and any such breach is not cured within 30 (thirty) days of receipt of notice by the other party regarding such breach.

9.3	In the event that HID loses its rights to the Trademark as mentioned in Section 3.2 above, the Company shall have the right to directly purchase LP Products from Geimex SA or by any other of its licensees accordingly.

10. Mutual Committee

	10.1	Within a short period pursuant to the signing of the Agreement, the parties will mutually establish a Committee consisting of an equal number of representatives from each side.

10.2

The Committee will decide upon the selection, purchasing, planning and marketing of the LP Products as well the specifications and the date of delivery of any and all LP Products purchased. The Committee will also decide on which of the products labeled under the Company’s Trademark shall be relabeled under the Trademark. In the event that the Committee fails to agree upon a specific product for any of the two scenarios above, then the Vice President of Sales and Marketing of the Company shall have the sole right and discretion to resolve and determine the classification of the said product.

	10.3	The parties shall prepare a detailed yearly program of the intended purchases in the form attached hereto as Appendix 10.3, (hereinafter: the “Yearly Program(s)”).

10.4

It is expressly stated that the Yearly Programs are and will be based on estimations only and for evaluation purposes only and shall not bind the Company in any way whatsoever. HID will not have any demands and/or claims against the Company regarding the Yearly Programs.

10.5

To the best of its ability, the Company will inform HID in due time about any special requirement by the Israeli authorities, Israeli Standards Institute and/or the Israeli ministry of health, and/or about any modification thereof that has come to the knowledge of the Company.

10.6	The Committee shall hold a meeting at least once every month or as otherwise agreed between the parties. The exact date and place of the meetings will be determined between the parties.

10.7	The Committee shall discuss and determine the LP Products deemed “Kosher for Passover” that need to be made available during the Passover Holidays.

11. Quality and fitness to specification tests

11.1	The Company shall be entitled, at all times, upon prior notice, to conduct quality and/or fitness to specification set forth by the Committee and/or taste tests, as it deems fit, to all LP Products, on location or at external laboratories. HID undertakes and shall cause its manufacturers and/or suppliers to fully cooperate with the Company for this purpose.

11.2	In case that the tests will reveal any irregularities HID shall apply to the manufacturer and/or supplier for the recovery of the damages sustained by the Company and shall indemnify it accordingly.

12. Confidentiality & Exclusivity

12.1	The parties acknowledge that this Agreement creates a confidential relationship between the parties and that all information concerning the parties’ affairs, methods of operation, documentation and all other such information, including details of this Agreement and its existence is confidential by nature.

12.2	HID hereby grants the Company sole exclusivity in the Territory only, in the sense that HID shall refrain from, directly or indirectly, supplying the Territory with the LP Products for any purpose other than to the Company. The Company shall reasonably assist HID in a claim against any infringement by a third party of the LP Products, the Trademark and/or for the protection of any of the rights granted to either party under this Agreement.

13. Delivery of the Goods

	13.1	Upon notice from the Company, HID shall ship the products ordered, within the amount of working days determined by the Committee for each and every LP Product.

	13.2	The LP Products will be delivered on CIF terms at the port of Haifa or Ashdod.

	13.3	The shipment and the prices of the products shall be on CIF terms.

14.	Liability and Compensation

	14.1	HID alone shall be responsible for and bear the losses resulting from any and all damages to the LP Products, at all times before shipment.

14.2

HID shall be liable for any damage and/or loss to the Company and/or the its subsidiaries and/or to the Company’s employees and/or to any third party, including HID itself, as a consequence of any negligent and/or willful act or omission on the part of HID and/or its employees and/or anyone acting on its behalf, in performance of this Agreement and/or in connection thereto and/or as a result from the LP Product’s and/or faulty materials and/or faulty design and/or faulty production of the LP Product, including bodily injury and/or property damage.

14.3

HID absolves the Company and/or the its subsidiaries and/or their employees and/or any other person in the Company and/or the its subsidiaries service for any responsibility for any loss or damage for which HID is liable.

	14.4	HID is obligated to compensate all third parties and/or their heirs and/or their dependents for any harm that may be caused to them, as a result of its action.

14.5

HID is obligated to compensate the Company and/or the its subsidiaries and/or anyone acting on its behalf for any liabilities imposed, or for any amount demanded due to any event upon which the responsibility rests upon HID.

15.           Insurance
Without derogating from the  abovementioned in section 14 and from HID responsibilities and liabilities according to the law, each party to this Agreement shall provide its own insurance coverage and policies to cover its respective risk associated with this Agreement. HID shall, nonetheless, provided the Company with the indemnity as described in Section 14 hereunder.

16.            Intermediary and Governing Law

In the event of unsettled disputes between the parties regarding the transaction contemplated herein and/or regarding the interpretation of this Agreement, the parties shall first try to settle the said dispute by referring the matter to an independent intermediary prior to commencing judicial proceedings. This Agreement shall be construed and enforced in accordance with the laws of Israel. The parties hereto agree that any legal action shall be conducted exclusively in the appropriate Israeli courts in Tel-Aviv.

17.           Non Assignment

Neither of the parties shall have the right to assign and/or transfer all or any part of its rights and/or obligations under this Agreement without receiving the prior written consent of the other party.

18.           General Provisions.

18.1	All payments shall be done only during Business Days. If a payment is due on a day, which is not a Business Day, it will be postponed to the first Business Day thereafter.

18.2

Notices or other communications to either party shall be made in writing and addressed to the relevant party at its address as stated below. The notice shall be deemed to be received within 7 (seven) business days if sent by registered airmail and within 1 business day if sent by fax or e-mail.

For the Company:	For HID: Minkol ltd.
2Hamal St .	59 Matalon St.
Rosh Haain, Israel .	Tel Aviv, Israel

18.3

This agreement represents the whole agreement and understanding between the parties and supersedes and cancels any prior understanding, declaration or agreement whether written or oral. Any amendments of hanges to this agreement will be binding upon the parties only if they were made in writing and were confirmed by the signature of both parties.

18.4

HID shall not represent itself as an agent or an employee of the Company, and shall have no authorization, expressed or implied, to any commitments neither on behalf of the Company, nor to bind the latter in any manner whatsoever.

In witness whereof, the parties hereto duly represented have signed the present agreement on the date below mentioned:

Executed on 31 day of January 01.

BLUE SQUARE-ISRAEL LTD.	HID INTERNATIONAL DISTRIBUTION FRANCE
/s/ Michal Reiss Yoram Dar	/s/

The Company	HID